OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No.______)*
MBF Healthcare Acquisition Corp.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
552650103
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	552650103	Page	2	of	7 Pages

1	NAME OF REPORTING PERSON
MBF Healthcare Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,031,250 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8	SHARED DISPOSITIVE POWER

5,031,250 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,031,250 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.9%

12	TYPE OF REPORTING PERSON

PN
(1) Does not include 4,250,000 shares of common stock which may be issued upon exercise of warrants held by MBF Healthcare Partners, L.P. which become exercisable upon the later of the completion of a business combination by the issuer, or April 17, 2008.

CUSIP No.	552650103	Page	3	of	7 Pages

1	NAME OF REPORTING PERSON
Michael Fernandez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,031,250 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8	SHARED DISPOSITIVE POWER

5,031,250 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,031,250 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.9%

12	TYPE OF REPORTING PERSON

IN
(1) Does not include 4,250,000 shares of common stock which may be issued upon exercise of warrants held by MBF Healthcare Partners, L.P. which become exercisable upon the later of the completion of a business combination by the issuer, or April 17, 2008.

CUSIP No.	552650103	Page	4	of	7 Pages

Item 1(a).	Name of Issuer:	MBF Healthcare Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

121 Alhambra Plaza, Suite 1100 Coral Gables, Florida 33134

Item 2(a).	Names of Persons Filing:

MBF Healthcare Partners, L.P. Michael Fernandez

Item 2(b).	Address of Principal Business Office or, if None, Residence:

MBF Healthcare Partners, L.P. 121 Alhambra Plaza, Suite 1100 Coral Gables, Florida 33134

Michael Fernandez 121 Alhambra Plaza, Suite 1100 Coral Gables, Florida 33134

Item 2(c).	Citizenship:

	MBF Healthcare Partners, L.P.	—	Delaware limited partnership
	Michael Fernandez	—	United States

Item 2(d).	Title of Class of Securities:	Common Stock, par value $.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:	552650103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

CUSIP No.	552650103	Page	5	of	7 Pages

(h)	☐ A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned:
     MBF Healthcare Partners, L.P. beneficially owns 5,031,250 Shares of Common Stock. This number does not include 4,250,000 Shares of Common Stock which may be issued upon exercise of warrants held by MBF Healthcare Partners, L.P. which become exercisable upon the later of the completion by the issuer of a business combination on the terms described in the issuer’s prospectus, filed with the Securities and Exchange Commission on April 18, 2007, or April 17, 2008.
     Michael Fernandez may be deemed to beneficially own 5,031,250 Shares of Common Stock. This number does not include 4,250,000 Shares of Common Stock which may be issued upon exercise of warrants held by MBF Healthcare Partners, L.P. which become exercisable upon the later of the completion by the issuer of a business combination on the terms described in the issuer’s prospectus, filed with the Securities and Exchange Commission on April 18, 2007, or April 17, 2008. Mr. Fernandez is the owner of MBF Healthcare Advisors LLC, the general partner of MBF Healthcare Advisors I, L.P., which is the sole general partner of MBF Healthcare Partners, L.P. Mr. Fernandez disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.
(b)	Percent of class:

MBF Healthcare Partners, L.P.	18.9%
Michael Fernandez	18.9%
     The percentage disclosed for each reporting person is calculated based upon 26,593,750 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and filed with the Securities and Exchange Commission on November 14, 2007.
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:

MBF Healthcare Partners, L.P.	5,031,250
Michael Fernandez	5,031,250

(iii)	sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:

MBF Healthcare Partners, L.P.	5,031,250
Michael Fernandez	5,031,250

CUSIP No.	552650103	Page	6	of	7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.
Not Applicable
SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008	MBF HEALTHCARE PARTNERS, L.P.

By: MBF Healthcare Advisors I, L.P., its General Partner

By: MBF Healthcare Advisors LLC, its General Partner

	By:	/s/ Michael Fernandez

Michael Fernandez, President

/s/ Michael Fernandez

MICHAEL FERNANDEZ

CUSIP No.	552650103	Page	7	of	7 Pages
JOINT FILING AGREEMENT
          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2008	MBF HEALTHCARE PARTNERS, L.P.

By: MBF Healthcare Advisors I, L.P., its General Partner

By: MBF Healthcare Advisors LLC, its General Partner

	By:	/s/ Michael Fernandez

Michael Fernandez, President

/s/ Michael Fernandez

MICHAEL FERNANDEZ